

January 3, 2013

Via E-mail
J. Gregory Holloway
Vice President, General Counsel and Secretary
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, Texas 78701

> **Re:** **USA Compression Partners, LP**
> **Registration Statements on Form S-1**
> **Supplemental Response dated December 28, 2012**
> **File Nos. 333-174803 and 333-180551**

Dear Mr. Holloway:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Preliminary Estimate of Selected Fourth Quarter 2012 Financial Results, page 5

1. We note your proposed disclosure regarding your preliminary estimate of certain fourth quarter 2012 financial results and your disclosure of the estimated range of net income amounts. In that regard, we are unclear why you did not disclose the estimated range for costs of operations and selling and general administrative expenses to balance your presentation. Please explain or revise.

2. We note your statement in the first full paragraph on page 6 that your actual results for the fourth quarter of 2012 may differ materially from the results presented in your prospectus. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Please remove this statement, as it implies that investors should not rely on the information presented, or explain to us why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

3. We note your statement on page 6 that you "do not expect [y]our consolidated financial statements and related notes as of and for the year ended December 31, 2012 to be publicly announced or filed with the SEC until after this offering is completed." Please confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended December 31, 2012, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Estimated Cash Available for Distribution for Year Ended December 31, 2013, page 56

4. Please tell us and disclose how you calculated the fixed charge coverage ratio.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551- 3513, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Sean T. Wheeler, Esq.